Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000 Philadelphia, Pennsylvania 19103
+1 215 988 2700 main
+1 215 988 2757 fax

October 30, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-4 Black Hills Corporation CIK No. 0001130464

Ladies and Gentlemen:

On behalf of Black Hills Corporation (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-4 (the “Registration Statement”) for non-public review by the Staff (the “Staff”) of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement is being filed in connection with the business combination between the Company and NorthWestern Energy Group, Inc. The Company will publicly file the Registration Statement and non-public draft submissions at least two business days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (215) 988-2642 or charles.lange@faegredrinker.com with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Charles Lange
Charles D. Lange